Exhibit A

Investor Relations: Beth Eckenrode (412) 490-4331 Media Relations: Jeffrey Pina (412) 490-4661

NOVA Chemicals improves results and liquidity For immediate release, Wednesday, Apr. 23, 2003, Pittsburgh, PA All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals Corporation (NOVA Chemicals) reported net income to common shareholders of $4 million ($0.05 per share earnings diluted) for the first quarter of 2003.

This compares to a $48 million loss ($0.56 per share loss diluted) to common shareholders in the fourth quarter of 2002. The loss to common shareholders in the first quarter of 2002 was $66 million ($0.77 per share loss diluted) before unusual items and $30 million ($0.35 per share loss diluted) after unusual items (see page 13).

“We exceeded analyst expectations for the first quarter because we moved rapidly and effectively in a difficult environment. Olefins/Polyolefins price increases and cost reductions kept pace with our rapidly rising feedstock costs and Styrenics price increases and volume growth actually generated margin expansion,” said Jeff Lipton, NOVA Chemicals’ President and Chief Executive Officer.

NOVA Chemicals will host a conference call today, Wednesday, Apr. 23, 2003, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to participate in this call in a “listen only” mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No. 1369257). The call will also be available live on the Internet at www.vcall.com.

--->	Total net income to common shareholders before unusual items for the first quarter of 2003 is $4 millon.
(1)	1998 and 1999 excludes earnings of Dynegy Inc.

Lipton continued, "At the beginning of the second quarter we increased our financial flexibility by successfully renegotiating our revolving credit facility. We increased the amount and term of the facility, relaxed some of the covenants and reduced our borrowing cost." In addition, we have just signed a commitment letter which will extend the termination date of our retractable preferred share agreement from Oct. 1, 2003 to Mar. 15, 2005.

The Olefins/Polyolefins business reported net income of $4 million in the first quarter, equal to fourth quarter levels. Price increases, combined with continued cost reductions, fully offset the sharp rise in our feedstock costs. Ethylene and polyethylene sales volumes declined 5% from strong fourth quarter volumes.

The Styrenics business reported a first quarter net loss of $17 million compared to a fourth quarter net loss of $33 million. Product prices stayed ahead of rising feedstock costs and volumes rose from the fourth quarter.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002		Mar. 31 2002

Net income (loss)

Olefins/Polyolefins	$4	$4		$(14)
Styrenics	(17)	(33)		(39)
Methanex	25	(10	)(2)	(6)

	12	(39)		(59)

Preferred securities
dividends and distributions	(8)	(9)		(7)

Net income (loss) to common
shareholders before
unusual items(1)	4	(48)		(66)
Unusual items after-tax(1)	—	—		36

Net income (loss) to common shareholders
after unusual items	$4	$(48)		$(30)

Earnings (loss) per share
before unusual items
Basic and diluted	$0.05	$(0.56)		$(0.77)

Earnings (loss) per share after
unusual items
Basic and diluted	$0.05	$(0.56)		$(0.35)

Weighted-average common
shares outstanding (millions)	87	86		86

Revenue	$977	$846		$662
EBITDA(1), (3)	$85	$50		$11

Depreciation	$71	$68		$64
Funds from operations	$69	$52		$(2)
Capital expenditures	$14	$34		$6
Average capital employed(4)	$3,126	$3,002		$3,070
After-tax return on capital employed(5)	0.6%	(1.4)%		(4.8)%
Return (loss) on average common equity(6)	1.5%	(19.2)%		(26.3)%

(1)	Effective Mar. 28, 2003, new SEC rules in the U.S. came into effect with respect to non-GAAP financial measures and accordingly certain information in prior periods has been restated. See Supplemental Earnings Measures on page 13.

(2)	Due to the new SEC rules referred to above, NOVA Chemicals’ $27 million (after-tax) share of Methanex’s asset write-down in 2002 must now be disclosed as part of earnings rather than as an unusual item.

(3)	Net income (loss) before income taxes, other gains, equity in earnings (losses) of affiliates, interest expense, and depreciation and amortization (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital of NOVA Chemicals’ Olefins/Polyolefins and Styrenics businesses, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals NOVA Chemicals’ net income (loss) from the Olefins/Polyolefins and Styrenics businesses plus after-tax interest expense (annualized) divided by average capital employed.

(6)	Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity.

2

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Revenue(1)	$637	$551	$413
EBITDA(2)	70	69	34
Depreciation	44	42	40
Operating income (loss)	26	27	(6)
Net income (loss)(3)	4	4	(14)
Capital expenditures
- sustaining	$8	$21	$4
- strategic	—	—	—

Total capital expenditures	$8	$21	$4
Average capital employed(4)	$1,805	$1,741	$1,827
After-tax return on capital employed(5)	2.8%	3.0%	(1.3)%

(1)	Before intersegment eliminations.

(2)	Net income (loss) before income taxes, interest expense and depreciation and amortization.

(3)	Before dividends and distributions on preferred securities.

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Ethylene(2)	$0.28	$0.24	$0.19
Polyethylene - linear low-density butene liner(3)	$0.42	$0.39	$0.29
Polyethylene - weighted-average benchmark(4)	$0.46	$0.42	$0.33
NYMEX natural gas (dollars per mmBTU) (5)	$6.60	$3.99	$2.38
WTI crude oil (dollars per barrel)	$33.86	$28.15	$21.64

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: Chemical Markets Associates, Inc. (CMAI) USGC Net Transaction Price.

(3)	Source: Townsend Polymer Services Information (TPSI).

(4)	Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.

(5)	Source: NYMEX Henry Hub 3-Day Average Close.

Polyethylene Sales Volumes (millions of pounds)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

NOVAPOL®
Linear low-density polyethylene	305	325	308
Low-density polyethylene	58	76	63
High-density polyethylene	96	89	95
SCLAIR®
Linear low-density and high-density
polyethylene	133	151	152
Advanced SCLAIRTECH™
Linear low-density and high-density
polyethylene	140	116	90

Total	732	757	708

NOVAPOL® is a registered trademark of NOVA Brands Ltd.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals Corporation.

Review of Operations
Olefins/Polyolefins

First Quarter 2003

The Olefins/Polyolefins business reported net income of $4 million in the first quarter, equal to the net income in the previous quarter. Polyethylene prices were increased rapidly in response to sharply rising feedstock costs. Strong chemical and energy co-product pricing from the Corunna ethylene unit also helped to offset some of the feedstock cost increases. A combination of price increases and fixed cost reductions offset the negative impact of increased costs and reduced volumes. Combined sales volumes for ethylene and polyethylene were down 5%.

The improvement over the net loss of $14 million in the first quarter of 2002 is primarily a result of stronger margins.

Feedstocks and Ethylene

Natural gas feedstock costs rose in the first quarter, with NYMEX natural gas spiking to a high of $9.58 per mmBTU on Feb. 25, before falling back to $5.10 per mmBTU by the end of the quarter. The NYMEX March contract settled at $9.28 per mmBTU and the April contract settled at $5.11 per mmBTU. Our Joffre ethane-based crackers maintained the 2002 average cash-cost advantage of approximately 4¢ per pound over similar U.S. Gulf Coast (USGC) ethylene plants.

Polyethylene

First quarter weighted-average benchmark polyethylene prices were up 4¢ per pound from the fourth quarter of 2002. This included a 6¢ per pound surcharge, which was implemented on Mar. 1 without delay and without price protection. The surcharge was in addition to all other price increase announcements and in response to the rapid rise in natural gas and crude oil prices. By the end of the first quarter, weighted-average benchmark polyethylene prices were 9¢ per pound higher than they were at the end of 2002. The polyethylene surcharge was removed on Apr. 1, 2003, after natural gas feedstock costs moderated.

The following table shows NOVA Chemicals’ 2003 polyethylene price increase announcements and their initial implementation dates.

	Jan. 15(1)	Feb. 1	Mar. 1(2)	Mar. 15

Polyethylene Price Increases	5¢	6¢	6¢	5¢

(1)	Withdrawal of temporary voluntary allowance.

(2)	Surcharge effective Mar. 1 to Mar. 31, 2003.

Although feedstock prices have come down from the recent spikes, they remain relatively high and extremely volatile. We have advised our customers that effective Apr. 1, 2003, we will no longer offer price protection in future polyethylene contracts and agreements.

Total polyethylene sales volumes for the first quarter decreased 3% from the fourth quarter of 2002 and increased 3% over the first quarter of 2002. North American volumes were unchanged for the quarter, but international volumes decreased 22% from the fourth quarter and represented 11% of total first quarter polyethylene sales. Sales to China were down 37%, in large part due to local pricing that would not support the sharp increase in North American feedstock costs.

Advanced SCLAIRTECH™ Polyethylene Technology

On Apr. 21, 2003 NOVA Chemicals announced the commercial introduction of its first polyethylene resins produced with the Advanced SCLAIRTECH technology and using our new proprietary single-site catalysts. Four new polyethylene grades, trademarked SURPASS™, were introduced for specialty film applications. The SURPASS resins deliver a unique combination of properties not found in conventional metallocene resins.

Our Advanced SCLAIRTECH technology polyethylene plant continued to scale up production and set new internal production and prime yield records in the first quarter. We sold 140 million pounds of polyethylene made using Advanced SCLAIRTECH technology in the first quarter and remain on target for sales of 650 million pounds in 2003.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

SURPASS™ is a trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Revenue(1)	$386	$333	$276
EBITDA(2)	15	(19)	(23)
Depreciation	27	26	24
Operating loss	(12)	(45)	(47)
Net loss(3)	(17)	(33)	(39)
Capital expenditures
- sustaining	$5	$12	$2
- strategic	1	1	—

Total capital expenditures	$6	$13	$2
Average capital employed(4)	$1,305	$1,263	$1,211
After-tax return on capital employed(5)	(2.4)%	(7.6)%	(10.3)%

(1)	Before intersegment eliminations.

(2)	Net income (loss) before income taxes, interest expense and depreciation and amortization.

(3)	Before dividends and distributions on preferred securities.

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Styrene monomer(2)	$0.43	$0.35	$0.26
Weighted-average polystyrene(3)	$0.55	$0.49	$0.37
Benzene (dollars per gallon)(2)	$1.78	$1.28	$0.86

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: CMAI Contract Market.

(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI.

Styrenics Sales Volumes (millions of pounds)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Styrene monomer(1)	308	314	288
Solid and expandable polystyrene	558	511	596
High performance styrenics (including DYLARK® resins)	63	66	75

Total	929	891	959

(1)	Third party sales only.

DYLARK® is a registered trademark of NOVA Chemicals Inc. 6

Review of Operations
Styrenics

First Quarter 2003

The Styrenics business reported a net loss of $17 million in the first quarter, compared to a net loss of $33 million in the fourth quarter of 2002. Margins expanded across all product lines as increased prices kept ahead of rising feedstock costs. The first quarter weighted-average benchmark polystyrene price rose 6¢ per pound to 55¢ per pound. Total sales volume, including both styrene monomer and polymers, was up 4% from the fourth quarter and down 3% from the same quarter a year ago. In addition, a strengthened Euro increased first quarter earnings by $4 million over the fourth quarter of 2002.

The $22 million improvement over the net loss of $39 million in the first quarter of 2002 is primarily a result of margin expansion and the increased value of the Euro.

Styrene Monomer

Styrene operating rates in North America started the year high compared to the fourth quarter, partially on strong exports to the Far East. In March, rising feedstock costs reduced North American competitiveness and export sales declined. Benzene feedstock costs continued to rise through the first quarter and remain high early in the second quarter. Consequently, Styrene benchmark contract prices in North America rose to 43¢ per pound in the first quarter from an average of 35¢ per pound in the fourth quarter. The first quarter USGC average styrene spot price also increased about 8¢ per pound.

In response to rapidly rising feedstock costs, NOVA Chemicals announced additional North American styrene contract price increases in the first quarter. These price increases generally go into effect with 15-day notification.

	Jan. 1	Feb. 1	Mar. 1	Apr. 1

Styrene Price Increases	3¢	6¢	4¢	4¢

In Europe, styrene contract prices were 36¢ per pound in the first quarter, up from the fourth quarter price of 30¢ per pound. The second quarter 2003 price settled at 38¢ per pound in Europe, where the current practice is to settle industry-wide styrene prices quarterly.

Solid Polystyrene (SPS)

Average North American solid polystyrene margins rose from the fourth quarter due to timely price increases. NOVA Chemicals’ North American sales volumes rose 9% from the fourth quarter.

In response to the sharp spike in feedstock costs, NOVA Chemicals implemented an immediate price adjustment of 4¢ per pound for both North American SPS and high performance styrenics on Mar. 1, 2003, without delay and without price protection. This price adjustment was in addition to all other announced first quarter price increases. Price increases in this business have generally been phased in over 60 to 90 days from announcement dates.

European SPS prices also increased ahead of feedstock costs and volume improved. However, industry demand softened through the quarter as the uncertain economic and geopolitical outlook caused customers to scale back purchases.

The following table shows NOVA Chemicals’ 2003 North American and European SPS price increase announcements and their initial implementation dates.

SPS Price Increases	Jan. 1	Feb. 1	Mar. 1		Apr. 1

North America	3¢	3¢	8¢	(1)	4¢
Europe	5¢	7.5¢	5¢		5¢

(1)	Includes Mar. 1 price increase of 4¢ per pound and Mar. 1 immediate price adjustment of 4¢ per pound.

While oil and gas prices have moderated somewhat, benzene costs remain high and volatile. Feedstock and energy costs for the Styrenics business are at historically high levels. As a result, effective Apr. 1, 2003, NOVA Chemicals will no longer offer price protection in North American customer contracts for solid polystyrene, expandable polystyrene and high performance polymers.

Expandable Polystyrene (EPS)

NOVA Chemicals’ first quarter EPS prices also rose and sales volumes were up over a weak fourth quarter. Sales to the construction sector have held up well despite the cold winter. The packaging sector remains weak.

In Europe, EPS prices and volumes also rose. European EPS demand started strong but weakened through the quarter due to continued poor economic conditions in Northern Europe.

The following table shows NOVA Chemicals’ 2003 North American and European EPS price increase announcements and their initial implementation dates.

EPS Price Increases	Feb. 1	Mar. 1	Apr. 1

North America	6¢	6¢	—
Europe	5¢	7.5¢	5¢

Strategic Initiatives

On Mar. 25, 2003, NOVA Chemicals and Helm AG signed a sales and marketing agreement for styrene monomer in Europe, which took effect Apr. 1, 2003. The long-term agreement includes the transfer of essentially all sales and marketing activities for NOVA Chemicals’ existing European styrene monomer merchant sales to Helm. While NOVA Chemicals does not produce styrene monomer in Europe, it obtains supplies from a variety of sources, including trans-Atlantic swap arrangements. NOVA Chemicals will benefit from Helm’s extensive logistics and terminal network, and strong marketing and sales organization.

In the first quarter, NOVA Chemicals reached an agreement on a strategic transatlantic styrene monomer swap. This agreement completes a two-year effort to give the Styrenics business the flexibility to effectively cover current polymer feedstock requirements from internally produced styrene.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

Equity Investment in Methanex (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002		Mar. 31 2002

Equity earnings (losses)	$27	$(12)		$(7)
Tax recovery (expense)	(2)	2		1

Net equity earnings (losses)	$25	$(10	)(1)	$(6)

Investment in Methanex(2)	$397
Market value of investment(3)	$459
Number of shares held by
NOVA Chemicals (millions)	46.9

(1)	Due to new SEC rules with respect to non-GAAP financial measures, NOVA Chemicals’ $27 million (after-tax) share of Methanex’s asset write-down in 2002 must now be disclosed as part of earnings rather than as an unusual item.

(2)	Investment amount shown is net of future income tax liability of $35 million. Original investment was $265 million.

(3)	Based on Apr. 22, 2003 closing price of Methanex shares on NASDAQ.

During the first quarter, NOVA Chemicals’ equity investment in Methanex generated earnings of $25 million (after-tax), compared with a loss of $10 million (after-tax) in the fourth quarter of 2002 and a loss of $6 million (after-tax) in the first quarter of 2002. The fourth quarter 2002 loss included NOVA Chemicals' $27 million (after-tax) share of a Methanex write-down. Prior to the write-down, NOVA Chemicals’ share of Methanex’s fourth quarter earnings was $17 million (after-tax).

Methanex’s earnings increased in the first quarter as methanol industry supply/demand fundamentals remained strong. The average realized methanol price rose 19% from the fourth quarter of 2002 to $223 per tonne.

On Mar. 31, 2003, NOVA Chemicals received a regular quarterly dividend from Methanex of $2.35 million ($0.05 per share) and on Feb. 14, 2003 received a special dividend of $12 million ($0.25 per share). In accordance with standard equity accounting practices, the receipt of these dividends is recorded as a reduction in our investment in Methanex. These dividend payments have no tax impact because dividends from one taxable Canadian company to another taxable Canadian company are tax-free.

Liquidity and Capital Resources Capitalization (unaudited; millions of U.S. dollars except as noted)

	Mar. 31 2003	Dec. 31 2002

Current debt(1)	$22	$4
Long-term debt(2)	1,280	1,211

Total debt	1,302	1,215

Shareholders’ equity
9 ½% preferred securities	210	210
9.04% preferred securities	173	173
Retractable preferred shares(3), (4)	198	198

	581	581

Common share equity(5), (6), (7), (8)	1,108	980

Total shareholders’ equity	1,689	1,561

Total capitalization	$2,991	$2,776

(1)	Includes bank loans and current portion of long-term debt.

(2)	Maturity dates range from Sept. 2005 to Aug. 2028.

(3)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.

(4)	8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.

(5)	Common shares outstanding at Mar. 31, 2003 were 86,699,887 (Dec. 31, 2002 - 86,527,812).

(6)	9,404,892 stock options were outstanding to officers and employees on Mar. 31, 2003 to purchase common shares of NOVA Chemicals. 1,667,996 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.

(7)	47,800 shares were reserved for the Directors’ Share Compensation Plan.

(8)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings(1)

Senior Unsecured Debt

DBRS	BBB (low) (stable)
Moody’s	Ba2 (stable)
Standard & Poor’s	BB+ (stable)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios

	Twelve Months Ended

	Mar. 31 2003		Dec. 31 2002		Mar. 31 2002

Debt to total capitalization(1)	43.5%		43.8%		46.3%
Interest coverage (deficiency) on long-term debt(2)	0.4%		(0.1)	x	(2.4)	x
Net tangible asset coverage on long-term debt(3)	2.3	x	2.3	x	2.2	x

(1)	Components of debt to total capitalization ratio are in accordance with Canadian GAAP.

(2)	Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.

(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

10

Funds Flow and Increase in Debt

The following table shows major sources and uses of cash, resulting in a net increase in debt of $87 million for the quarter. (unaudited; millions of U.S. dollars)

Three Months Ended Mar. 31 2003

Operating income	$14
Add back - depreciation and amortization	71

EBITDA	85
Interest	(23)
Methanex dividends	14
Current tax expense	(7)

Funds from operations	69

Increase in operating working capital
Accounts receivable increase	(125)
Inventory increase	(113)
Accounts payable increase	97
Other	8

Total working capital increase	(133)

Cash from operations	(64)

Preferred share restricted cash	17
Capital expenditures	(14)
Decrease in cash	10
Dividends paid	(14)
Foreign exchange and other	(22)

Decrease (increase) in Debt	$(87)

At Mar. 31, 2003, NOVA Chemicals’ debt to total capitalization ratio improved slightly to 43.5% from 43.8% at Dec. 31, 2002. Increases in equity more than offset the increase in debt. The increase in equity reflects the higher value of investments in foreign operations as a result of higher foreign currency exchange rates, primarily the Canadian dollar and Euro. Debt increased in large part because we utilized our revolving credit facility to fund the increase in working capital.

NOVA Chemicals’funds from operations were $69 million for the first quarter of 2003, up $17 million from the fourth quarter of 2002 primarily due to improved earnings.

Operating working capital increased by $133 million in the first quarter of 2003, partially due to the impact of rising feedstock costs and higher selling prices. NOVA Chemicals assesses its progress in managing working capital through a Cash Flow Cycle Time measure (CFCT). CFCT is a metric that measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps us determine what portion of working capital changes are due to factors other than price movements. CFCT increased to 27 days at Mar. 31, 2003 from an extremely low 20 days at Dec. 31, 2002. We expect to continue to operate in a 25 to 30 day CFCT range.

Capital expenditures continued to be tightly controlled and were $14 million in the first quarter of 2003, compared to $34 million in the fourth quarter of 2002.

Financing

On Apr. 9, 2003, NOVA Chemicals completed an amendment and restatement of our revolving credit facility, which increases the amount and term of the facility and relaxes some of the covenants. The revised facility provides for borrowings of up to $375 million, compared with $310 million under the previous arrangement. Up to $325 million of the facility is secured by assets in Canada, including real estate. The secured portion is for an initial term of 3 years. An additional $50 million is available on an unsecured revolving basis should the secured portion of the credit facility be fully utilized. The unsecured portion has an 18-month term. As of Mar. 31, 2003, NOVA Chemicals had borrowings of $81 million under its credit facility, including operating letters of credit of $26 million.

The financial covenants related to both the new and previous facilities are shown in the table below. NOVA Chemicals’ operating results and financial position were within all financial covenants of both the new and previous credit facilities.

Covenant	Amended Requirements	Previous Requirements
Minimum EBITDA to Interest(1)
12 months ending Mar. 31, 2003(2)	1.25x	1.50x
12 months ending June 30, 2003	1.50x	2.00x
12 months ending Sept. 30, 2003	1.75x	2.50x
12 months ending Dec. 31, 2003 and thereafter	2.00x	3.00x(3)

Maximum Debt to Total Capitalization(4)	55%	55%

Minimum Shareholders’ Equity(5)	$1.2 billion plus 50% of positive earnings	$1.4 billion plus 50% of positive earnings

(1)	As defined in the revolving credit facility agreement, EBITDA equals consolidated net income (loss) adding back interest expense, income taxes, depreciation and amortization, extraordinary gains or losses (including gains and losses on sales of assets) and other non-cash items. Interest includes preferred share dividends and distributions.

(2)	EBITDA to Interest for the 12 months ending Mar. 31, 2003 was 2.16x, for purposes of the revolving credit facility.

(3)	Minimum EBITDA to Interest requirement for 12 months ending Mar. 31, 2004 and thereafter was 3.50x under the previous facility.

(4)	As defined in the revolving credit facility agreement, debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the accounts receivable securitization program. Under this methodology, debt to total capitalization at Mar. 31, 2003 was 49%.

(5)	Also excludes changes in Cumulative Translation Adjustment after Dec. 31, 2002. Under this methodology, Shareholders’ Equity at Mar. 31, 2003 was $1.6 billion.

Total Return Swap

As of Mar. 31, 2003 the total cash margin on deposit was $28 million. On Apr. 1, 2003, NOVA Chemicals paid $37 million in cash to reduce the amount of the swap to $126 million.

On Apr. 22, 2003 we signed a Commitment Letter, which will amend the total return swap agreement with respect to our retractable preferred shares by extending the termination date from Oct. 1, 2003 to Mar. 15, 2005. This is subject to the negotiation and execution of a definitive agreement. (The total return swap is more fully described in Note 12 to the Consolidated Financial Statements in the 2002 Annual Report.)

FIFO Impact

NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. A number of our competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the first quarter feedstock cost increases are included in the value of inventory and have not yet been expensed through the income statement. These costs will be expensed in the second quarter of 2003 as the inventory is sold. We have estimated that net income in the first quarter of 2003, was approximately $20 million better than what it would have been had NOVA Chemicals followed the LIFO method of accounting for inventory.

Outstanding Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Outstanding natural gas and crude oil hedge positions have an estimated fair-market value of ($7) million at Mar. 31, 2003. There was no material impact on earnings from positions realized in the first quarter.

NOVA Chemicals concluded its Canadian dollar hedging program in the first quarter of 2003. Earnings were reduced by approximately $5 million (after-tax) in the first quarter as a result of this program.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Due to new SEC rules, certain items will no longer be excluded when presenting non-GAAP financial measures. EBITDA will no longer exclude restructuring charges and net income or loss to common shareholders before unusual items will also not exclude restructuring charges and certain other items previously considered unusual in nature. Prior periods have been restated to reflect these new determinations.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains, equity in the earnings (losses) of affiliates and depreciation and amortization.

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

	Three Months Ended

(unaudited; millions of U.S. dollars)	Mar. 31 2003	Dec. 31 2002		Mar. 31 2002

Gain on sale of 20% interest in Cochin Pipeline	$—	$—	(1)	$36

(1)	Due to new SEC rules with respect to non-GAAP financial measures, NOVA Chemicals’ $27 million (after-tax) share of Methanex’s asset write-down in 2002 must now be disclosed as part of earnings rather than as an unusual item.

13

*Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company and Millennium Chemicals Inc.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) on Mar. 31, 2003 was flat with Dec. 31, 2002 at U.S. $18.30. NOVA Chemicals’ total return to shareholders was up 0.3% for the quarter ending Mar. 31, 2003 on the NYSE and down 7% on the Toronto Stock Exchange (TSX). Peer chemical companies’ share values decreased 7% on average and the S&P Chemicals Index decreased 7%. Total return for the S&P/TSX Composite Index (formerly TSE 300) was negative 4% and total return for the S&P 500 was negative 3%. As of Apr. 22, 2003, NOVA Chemicals’ share price was U.S. $19.49, up 7% since Mar. 31, 2003. The S&P Chemicals Index was up 7% in the same period.

In the first quarter, about 73% of NOVA Chemicals’ shares traded on the TSX and 27% traded on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

First quarter trading volumes	Millions of Shares	% of float	% of trading

Toronto Stock Exchange	21.2	24	73
New York Stock Exchange	8.0	9	27

Total	29.2	33	100

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend
payments, stock transfers and address changes, contact
NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to
shareholders@novachem.com.

Contact Information

Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
645 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via
e-mail at publications@novachem.com.

Transfer Agents and Registrars

CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information

NOVA Chemicals’ trading symbol on the New
York and Toronto Stock Exchanges is NCX.

Forward-looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; performance of Methanex Corporation; risks of a further prolonged economic downturn; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

CHANGES IN NET INCOME TO COMMON SHAREHOLDERS (unaudited; millions of U.S. dollars)

	Q1 2003 Compared with

	Q4 2002	Q1 2002

Higher margins	$39	$70
Higher (lower) sales volumes	(5)	4
Lower (higher) research and development	1	(1)
Lower selling, general and administrative	—	1
Higher depreciation	(3)	(7)
Higher interest expense	—	(2)
Higher equity earnings in Methanex	39	34
Gain on sale of Cochin Pipeline	—	(59)
Higher income tax expense	(20)	(5)
Lower (higher) preferred securities dividends and distributions	1	(1)

Increase in net income to common shareholders	$52	$34

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002		Mar. 31 2002

Revenue	$977	$846		$662

Feedstock and operating costs	839	742		598
Research and development	10	11		9
Selling, general and administrative	43	43		44
Depreciation and amortization	71	68		64

	963	864		715

Operating income (loss)	14	(18)		(53)

Interest expense (net)	(23)	(23)		(21)
Equity in earnings (losses) of affiliates	27	(12)		(7)
Other gains (note 2)	—	—		59

	4	(35)		31

Income (loss) before income taxes	18	(53)		(22)
Income tax recovery (expense) (note 3)	(6)	14		(1)

Net income (loss)	12	(39)		(23)
Preferred securities dividends and distributions	(8)	(9)		(7)

Net income (loss) to common shareholders	$4	$(48)		$(30)

Earnings (loss) per share - basic and diluted (note 5)	$0.05	$(0.5	6)	$(0.3	5)

Notes to the Consolidated Financial Statements appear on pages 18 to 21. 15

Consolidated Statement of Reinvested Earnings (unaudited, millions of U.S. dollars)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Beginning reinvested earnings, as previously reported	$605	$659	$740
Change in accounting policy (see note 1)	5	—	—

Beginning reinvested earnings, as restated	610	659	740
Net income (loss)	12	(39)	(23)
Common share dividends	(6)	(6)	(6)
Preferred securities dividends and distributions	(8)	(9)	(7)

Reinvested earnings, end of period	$608	$605	$704

Consolidated Balance Sheet (millions of U.S. dollars)

	Mar. 31, 2003 (unaudited)	Dec. 31, 2002 (audited)

Assets
Current assets
Cash	$4	$14
Receivables	374	249
Inventories	434	321

	812	584

Investments and other assets	557	537
Plant, property and equipment, net	3,126	3,033

	$4,495	$4,154

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$21	$3
Accounts payable and accrued liabilities	659	562
Long-term debt installments due within one year	1	1

	681	566

Long-term debt	1,280	1,211
Deferred credits	845	816

	2,806	2,593

Shareholders’ equity
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity
Common shares	486	484
Cumulative translation adjustment	14	(109)
Reinvested earnings	608	605

	1,689	1,561

	$4,495	$4,154

Notes to the Consolidated Financial Statements appear on pages 18 to 21. 16

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Operating activities
Net income (loss)	$12	$(39)	$(23)
Depreciation	71	68	64
Future income taxes (recovery)	(1)	9	(11)
Equity in (earnings) losses of affiliates	(27)	12	7
Dividends received	14	2	—
Other (gains) (net of current tax)	—	—	(39)

Funds from (used in) operations	69	52	(2)
Changes in non-cash working capital	(133)	32	70

Cash from (used in) operations	(64)	84	68

Investing activities
Proceeds on asset sales	—	5	77
Plant, property and equipment additions	(14)	(34)	(6)
Turnaround costs, long-term investments
and other assets	5	(15)	30

	(9)	(44)	101

Financing activities
Increase (decrease) in current bank loans	18	(1)	(13)
Long-term debt
- repayments	—	(1)	(1)
- changes in revolving debt	55	(22)	(150)
Preferred securities dividends and distributions	(8)	(9)	(7)
Common shares issued	2	1	5
Common share dividends	(6)	(6)	(6)
Changes in non-cash working capital	2	—	9

	63	(38)	(163)

Increase (decrease) in cash	(10)	2	6
Cash and cash equivalents, beginning of period	14	12	10

Cash and cash equivalents, end of period	$4	$14	$16

Notes to the Consolidated Financial Statements appear on pages 18 to 21. 17

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2002. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2002, on pages 65 to 69 of the 2002 Annual Report except as noted below.

Change in Accounting Policy

In Mar. 2003, the Canadian Institute of Chartered Accountants (CICA) issued new recommendations regarding accounting for asset retirement obligations, which are effective for fiscal years beginning on or after Jan. 1, 2004. This standard harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations”, which became effective Jan. 1, 2003. The Corporation has chosen to adopt the CICA recommendations early, effective Jan. 1, 2003, to be consistent with U.S. GAAP reporting.

The new standard changes the method for recognition of obligations, or liabilities, associated with the retirement of plant, property and equipment. The liabilities are initially recorded at their estimated fair value, which is based on a discounted value of the expected costs to be paid when the assets are retired. The amount is added to the carrying values of the assets and depreciated over the estimated remaining lives of the assets. The liability increases each period as the amount of the discount decreases over time. The resulting expense is referred to as accretion expense and is included in operating expenses. The liability is also adjusted for any changes in the estimated amount or timing of the underlying future cash flows. Previously, asset retirement obligations were accrued over the estimated remaining useful lives of the plants.

The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. These closures are expected to occur between 25 to 40 years from today, depending on the plant. Costs will be incurred for activities such as dismantling, demolition and disposal of facilities and equipment, and remediation and restoration of sites. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount has been developed pursuant to provisions of the new CICA standard, and is based on third party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the Jan. 1, 2003 estimated asset retirement obligation of $14 million, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The $14 million liability will increase, or accrete each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants.

In addition to the $14 million liability for active sites, the Corporation also has an asset retirement obligation liability for decommissioning and restoration costs associated with plant sites that have been divested or are no longer in use. The accrued liability associated with these sites is approximately $12 million and is considered to be adequate at this time.

The effect of adopting the new CICA standard on Jan. 1, 2003 was an increase to plant, property and equipment (net) of $4 million, a reduction in the existing asset retirement obligation of $3 million, and an increase in future income tax liabilities of $2 million, resulting in an increase in reinvested earnings of $5 million. Accordingly, the Corporation’s asset retirement obligation liability for active plant sites at Jan. 1, 2003 has been reduced from $17 million to $14 million. Under Canadian GAAP, a change in accounting policy generally requires retroactive restatement of financial statements presented for prior periods, however, as the effect of these new recommendations is less than $1 million for each prior period, opening reinvested earnings was adjusted for the cumulative effect on adoption. The change in accounting policy is not expected to have a material effect on net income in 2003.

Change in Accounting Estimate

As a result of the development of cost estimates for asset retirement obligations, we have also obtained estimated salvage values for assets at active plant sites. These estimates were not previously available. Accordingly, effective Jan. 1, 2003, the Corporation is deducting salvage values from the cost of assets before calculating depreciation. The Corporation has estimated that the annual reduction to depreciation as a result of the consideration of salvage value estimates will be between $2 million and $3 million, before-tax.

2. Other Gains

The quarter ended Mar. 31, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

3. Income Taxes

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Income (loss) before income taxes	$18	$(53)	$(22)
Statutory income tax rate	37.12%	39.24%	39.62%

Computed income tax expense (recovery)	$7	$(21)	$(9)
Increase (decrease) in taxes resulting from:
Manufacturing and processing deduction	—	2	—
Higher (lower) effective tax rate on equity in (earnings)
losses of affiliates	(8)	2	2
Additional cost-of-service income taxes(1)	2	2	2
Foreign tax rates	8	(1)	3
Other	(3)	2	3

Income tax (recovery) expense	$6	$(14)	$1

(1)	Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers and recorded on the flow-through rather than liability method.

4. Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Revenue
Olefins/Polyolefins	$637	$551	$413
Styrenics	386	333	276
Intersegment eliminations	(46)	(38)	(27)

	$977	$846	$662

Operating income (loss)
Olefins/Polyolefins	$26	$27	$(6)
Styrenics	(12)	(45)	(47)

	$14	$(18)	$(53)

Net income (loss)
Olefins/Polyolefins	$4	$4	$(14)
Styrenics	(17)	(33)	(39)
Investment in Methanex	25	(10)	(6)
Other	—	—	36

	$12	$(39)	$(23)

		Mar. 31 2003	Dec. 31 2002

Assets
Olefins/Polyolefins		$2,134	$1,923
Styrenics		1,766	1,643
Investment in Methanex		432	399
Corporate and other(1)		163	189

		$4,495	$4,154

(1)	Amounts include all cash and cash equivalents.

19

5. Earnings (Loss) Per Share (shares in millions)

	Three Months Ended

	Mar. 31 2003		Dec. 31 2002		Mar. 31 2002

	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss) to common
shareholders	$4	$4	$(48)	$(48)	$(30)	$(30)

Weighted-average common
shares outstanding	86.7	86.7	86.5	86.5	86.0	86.0
Add back effect of dilutive securities:
Stock options	—	0.7	—	—	—	—

Weighted-average common shares
for EPS calculations	86.7	87.4	86.5	86.5	86.0	86.0

Earnings (loss) per common share	$0.05	$0.05	$(0.56)	$(0.56)	$(0.35)	$(0.35)

Convertible preferred shares and stock options representing 12.7 million common shares have been excluded from the computation of diluted earnings per share for the quarter ended Mar. 31, 2003, as their impact would be anti-dilutive.

6. Stock-Based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic-value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair-value method, the following pro forma amounts would have resulted:

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Net income (loss)
As reported	$12	$(39)	$(23)
Pro forma	$10	$(42)	$(25)

Earnings (loss) per share - basic
As reported	$0.05	$(0.56)	$(0.35)
Pro forma	$0.03	$(0.59)	$(0.37)

Earnings (loss) per share - diluted
As reported	$0.05	$(0.56)	$(0.35)
Pro forma	$0.03	$(0.59)	$(0.37)

The weighted-average assumptions used to estimate the fair value of options granted and resulting fair values are as follows:

		Three Months Ended

		Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Risk-free interest rate	%	4.20	3.38	3.38
Expected volatility	%	36.7	39.1	39.1
Expected life	years	4	2 ½	2 ½
Expected dividend yield	%	1.4	1.0	1.0
Grant date fair value		$5.34	5.57	5.57

20

7. Reconciliation to United States Accounting Principles

	Three Months Ended

	Mar. 31 2003	Dec. 31 2002	Mar. 31 2002

Net income (loss) in accordance with Canadian GAAP	$12	$(39)	$(23)
Add (deduct) adjustments for:
Foreign exchange hedging(1)	3	3	4
Other hedging and derivative activity(1)	(2)	(7)	(2)
Equity in earnings (losses) of affiliates(2)	—	(1)	(3)
Inventory costing(3)	(1)	(1)	—
Start-up costs(4)	1	—	1
Preferred securities distributions(5)	(6)	(6)	(6)
Change in accounting principle(6)	5	—	—

Net income (loss) in accordance with U.S. GAAP	$12	$(51)	$(29)

Earnings (loss) per share - basic and diluted	$0.05	$(0.62)	$(0.35)

Comprehensive income (loss) (7)
Net income (loss) in accordance with U.S. GAAP	$12	$(51)	$(29)
Fair value of cash flow hedging instruments(1)	4	4	12
Equity in affiliates comprehensive income (loss)(2)	6	4	1
Minimum pension liability(8)	—	(1)	—
Unrealized foreign exchange gains (losses) on translation of
self-sustaining foreign operations(9)	123	28	(8)

Comprehensive income (loss) in accordance with U.S. GAAP	$145	$(16)	$(24)

Accumulated other comprehensive income(loss)(7)
Unrealized foreign exchange losses on translation of self-sustaining
foreign operations(9)	$(7)	$(130)	$(208)
Fair value of cash flow hedging instruments(1)	—	(4)	(18)
Equity in affiliates other comprehensive income (loss)(2)	9	3	(3)
Minimum pension liability(8)	(1)	(1)	—

	$1	$(132)	$(229)

(1)	On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Certain Canadian - U.S. GAAP differences resulted.

(2)	NOVA Chemicals’ share of adjustments to Methanex’s financial information to comply with U.S. accounting principles.

(3)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.

(4)	U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred as under Canadian GAAP.

(5)	Under U.S. GAAP the preferred securities are considered a long-term debt obligation and the preferred distributions on the securities interest expense.

(6)	On Jan. 1, 2003, the Corporation adopted SFAS No. 143 “Accounting for Asset Retirement Obligations.” This standard and the CICA standard, also adopted on Jan. 1, 2003, and discussed in Notes 1 and 2, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.

(7)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.

(8)	U.S. GAAP requires an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.

(9)	Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

	Mar. 31 2003	Dec. 31 2002

Balance sheet in accordance with U.S. basis
Current assets	$853	$626
Investments and other assets	520	492
Plant, property and equipment, net	3,100	3,007
Current liabilities	(679)	(577)
Long-term — preferred securities	(383)	(383)
— other long-term debt	(1,280)	(1,234)
Deferred credits	(850)	(790)
Retractable preferred shares	(198)	(198)

Common equity	$1,083	$943

21